Exhibit 12.1

Cott Corporation

Ratio of Earnings to Fixed Charges (1)

(in millions of US dollars except for ratios)

	Six Months Ended 7/3/2010	Six Months Ended 6/27/2009	1/2/2010	12/27/2008	12/28/2007	12/30/2006	12/31/2005
Earnings (losses):
Net income (loss) before taxes	47.0	42.0	58.7	(142.3)	(85.3)	(33.8)	39.3

Add
Minority interest	2.6	2.2	4.6	1.7	2.7	3.8	4.5
Combined Fixed charges	15.5	18.4	36.3	40.2	41.1	39.2	35.2
Earnings as defined	65.1	62.6	99.6	(100.4)	(41.5)	9.2	79.0

Fixed Charges:
Interest expense	12.3	15.1	29.7	32.9	33.6	33.3	29.3
Estimated interest component of rent	3.2	3.3	6.6	7.3	7.5	5.9	5.9
Total fixed charges	15.5	18.4	36.3	40.2	41.1	39.2	35.2

Deficiency of earnings available to cover fixed charges (2)	—	—	—	145	88	35	—
Ratio of earnings to fixed charges	4.2	3.4	2.7	—	—	0.2	2.2

(1) For purposes of computing these ratios of earnings to fixed charges and earnings to combined fixed charges, fixed charges consist of interest expense and an estimated interest component of rent. Earnings (losses) consist of net (loss) earnings applicable to common stock shareholders before income taxes plus combined fixed charges.

(2) Earnings were insufficient to cover combined fixed charges and preference dividends by $35 million, $88 million, and $145 million in 2006, 2007, and 2008 respectively.